Mail Stop 7010



January 24, 2006


Via U.S. mail and facsimile

S. Matthew Schultz
Chairman of the Board
Left Right Marketing Technology, Inc.
585 West 500 South, #180
Bountiful, UT 84010

Re: 	Left Right Marketing Technology, Inc.
Amendment No. 1 to Information Statement on Schedule 14C
Filed December 28, 2005
File No. 000-09047

Dear Mr. Schultz:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your response to comment two from our letter dated December 2, 2005 and reissue this comment with respect to Exhibit C.
In this regard, we note that you may not incorporate your Exchange Act filings by reference, even if the filings are delivered with your information statement. For example, we note the disclosure in the first paragraph of the sections "Business Conducted," "Selected Financial Data" and "Information About The Parties To The Agreement."

Cover Page of Schedule 14C

2. Please revise the cover page to check the box indicated that you computed the filing fee per Exchange Act Rules 14c-5(g) and 0-11. In addition, please revise paragraph (3) to indicate the per unit price and provide the calculation used to determine that per unit price.

Certain Relationships and Related Transactions

3. We read your response to comment two from our letter dated December 2, 2005 and reissue this comment in part, as you have provided the requested disclosure only with respect to Mr. Griffith.
In this regard, we note that this section should also include the requested disclosure with respect to each of the persons listed in paragraphs (1), (3) and (4) of Item 404(a) of Regulation S-B.

Absence of Nominating Committee

4. Please disclose the information required by Items
7(d)(2)(ii)(B)
through (L) of Schedule 14A.

Audit Committee Report

5. We read your response to comment eight of our letter dated
December 2, 2005. Please disclose the information required by Item
306 of Regulation S-B.

Proposal Two - Approval of the Agreement and Plan of
Reorganization

6. We read your response to comment 12 from our letter dated
December
2, 2005. Please disclose this response in your information statement. In addition, please expand your response to address the conflicts of interest that existed relating to the negotiation of the proposed merger. In this regard, we note that the officers and directors of the two entities are essentially identical.

7. We read your response to comment 18 from our letter dated
December
2, 2005. Please disclose this response in your information statement. In addition, please clarify whether Bradshaw, Smith &
Co.
was dismissed or resigned.

Business Conducted

8. Please explain how you will determine that contestants are amateur contestants.

Terms of the Transaction

9. We note the disclosure in the fifth paragraph. Please identify the tax counsel upon whose advice you are relying.


Past Contacts, Transactions or Negotiations

10. We read your response to comment 24 from our letter dated December 2, 2005 and reissue this comment. For example, how did your of directors address the conflicts of interest that existed, as they also serve on the board of directors of SGI? Who negotiated the merger agreement, as the officers of each entity are essentially identical? How was the merger consideration determined and how was it valued?

Information About the Parties to the Agreement

11. We reissue comment 25 from our letter dated December 2, 2005.
Please refer to comment one above.

12. We read your response to comment 31 from our letter dated
December 31, 2005 and reissue the comment, as it is not clear from this response how your program is different from the other currently airing poker television shows. In particular, how is your program "reality-based" while these other shows are not?

Ultimate Poker League Contest

13. We read your response to comment 32 from our letter dated
December 2, 2005. Please clarify that you have no agreements with any sponsor to host the league play.

Competition

14. We read your response to comment 33 from our letter dated December 2, 2005. Please explain your "team" concept in more detail and why that concept will make your tournament unique, as it appears that each member of the team ultimately competes individually for the prize.

Government Regulation, Licensing and Taxation

15. We read your response to comment 35 from our letter dated
December 2, 2005. Please disclose this response in your information statement. In addition, please identify the counsel you reference in your response.

16. We read your response to comment 36 from our letter dated
December 2, 2005. Please disclose this response in your information statement.

Plan of Operation and Milestones

17. We read your response to comment 41 from our letter dated
December 2, 2005. Please disclose this response in your information statement.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is foiled on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at
(202) 551-3708 with any questions.

Sincerely,



Pamela A. Long
Assistant Director
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S. Matthew Schultz
Left Right Marketing Technology, Inc.
January 24, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE